UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On August 15, 2014, the Registrant released its financial results for the three and six months ended June 30, 2014.

Attached hereto as Exhibit 99.1 are the unaudited, condensed interim consolidated financial statements of the registrant for the three and six months ended June 30, 2014 and 2013 (including the notes thereto).

Attached hereto as Exhibit 99.2 is the registrant’s review of its results of operations and financial condition for the three and six months ended June 30, 2014 and 2013.

 This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: August 15, 2014	By:	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer